Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                 August 4, 2011

VIA EDGAR

Katherine Wray
Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: iSoft International Inc. (the "Company")
         Amendment No. 2 to Registration Statement on Form S-1
         Filed August 4, 2011
         File No. 333-174443

Dear Ms. Wray:

     Pursuant to the staff's oral comment to the undersigned via telephone on July 28, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 2 to the Company's Form S-1 was filed with the Commission via EDGAR on or about August 4, 2011.

     In the staff's oral comment, the staff reissued comment number 7 from its letter dated June 20, 2011.

     In response the Company has, on page 33 of the Form S-1, redrafted the first four paragraphs of the Liquidity and Capital Resources Section on Page 33 to state:

     Our cash balance at March 31, 2011 was $14,720 and accounts payable was $160. Our working capital balance was therefore $14,560. Historically, we have financed our cash flow and operations solely from the sale of $15,000 of common stock to our director. Of the $15,000 we raised, $280 was used to pay incorporation costs. Subsequent to our fiscal year end, we paid the $160 which was incurred prior to the period end for our domain and website hosting costs. Subsequent to our fiscal year end, we also incurred $1,000 for our website, $325 for operations and $9,060 for offering expenses. As of the date hereof, our cash and working capital balance is now $4,175.

     We believe our current cash and working capital balance is only sufficient to cover our expenses for the next 3-4 months.. If we cannot raise any additional financing prior to the expiry of this timeframe, we will be forced to cease operations and our business will fail.

     Even under a limited operations scenario to maintain our corporate existence, we believe we will require a minimum of $14,000 in additional cash over the next 12 months to pay for the remainder of our total offering costs, and to maintain our regulatory reporting and filings. Other than our planned offering, we currently have no arrangement in place to cover this shortfall.

     In order to achieve our stated business plan goals, we require the funding from this offering. We are a development stage company and have generated no revenue to date. We cannot guarantee that we will be able to sell all the shares required. If we are successful, any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                     Very truly yours,


                                     /s/ Thomas E. Puzzo
                                     -----------------------------
                                     Thomas E. Puzzo